3979 Victoria Ave
Vineland, ON
L0R 2C0
Canada

February 24, 2012

Mr. Richard Bachman
President
Mustang Geothermal Corp.
10580 N. McCarran Blv., Building 115 -208
Reno, Nevada
89503

Dear Richard,

Please be advised I am in receipt of a copy of the Form 8-K dated today's date with regards to my resignation as a director from Mustang Geothermal Corp. I have read the Form and I confirm I agree with all of the statements made therein.

Yours truly,

Brian Cole